UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. ___)*


                                HOENIG GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    434396107
                         ------------------------------
                                 (CUSIP Number)






                                DECEMBER 31, 1998**
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
** See explanatory note.

                                  SCHEDULE 13G
--------------------                                         -------------------
CUSIP NO. 434396107                                          PAGE 2 OF 6 PAGES
--------------------                                         -------------------

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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ALAN B. HERZOG
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ] (b) [ ]

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                        5       SOLE VOTING POWER

                                945,682
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 12,600
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   945,682
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                12,600
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          958,282
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10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions) [X]

          80,000 shares owned by spouse (See Item 6)

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.2%
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12        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 6 PAGES



                                Explanatory Note

                  Alan B. Herzog (the "Reporting Person") acquired beneficial ownership of the Common Stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc. (the "Company") prior to the Company's registration of the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and never acquired beneficial ownership of more than 2% of the Common Stock in any twelve-month period. The Reporting Person has been voluntarily reporting his beneficial ownership on a Schedule 13D and amendments thereto.

ITEM 1(a).        NAME OF ISSUER.

                  Hoenig Group Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  4 International Drive
                  Rye Brook, NY 10573

ITEM 2(a).        NAME OF PERSON FILING.

                  Alan B. Herzog


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  4 International Drive
                  Rye Brook, NY 10573

ITEM 2(c).        CITIZENSHIP.

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $0.01 per share.

ITEM 2(e).        CUSIP NUMBER.

                  434396107

ITEM 3.

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Inapplicable.

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                                                               PAGE 4 OF 6 PAGES



                  (a)  [ ] Broker or dealer  registered  under Section 15 of the
                           Act (15 U.S.C. 78o).

                  (b)  [ ] Bank as  defined  in  Section  3(a)(6) of the Act (15
                           U.S.C. 78c).

                  (c)  [ ] Insurance  company as defined in Section  3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)  [ ] Investment  company registered under Section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)  [ ] An   investment    adviser   in    accordance    with
                           ss.240.13d-1(b)(1)(ii)(E);

                  (f)  [ ] An  employee   benefit  plan  or  endowment  fund  in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g)  [ ] A  parent  holding   company  or  control  person  in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h)  [ ] A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].

ITEM 4.           OWNERSHIP.

                  (a)  Amount beneficially owned:                 958,282 shares
                  (b)  Percent of class:                                  11.2 %
                  (c)  Number of shares as to which the
                       Reporting Person has:
                       (i)    Sole power to vote or to direct
                              the vote:                                  945,682
                       (ii)   Shared power to vote or to direct
                              the vote:                                   12,600
                       (iii)  Sole power to dispose or to direct
                              the disposition of:                        945,682
                       (iv)   Shared power to dispose or to direct
                              the disposition of:                         12,600

                  (Does not include 80,000 shares held by spouse.  See Item 6.)

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Inapplicable.

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                                                               PAGE 5 OF 6 PAGES



ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  The Reporting Person shares power to vote, or to direct the vote, and power to dispose of, or to direct the deposition of, 12,600 shares of Common Stock owned by the Alan B. & Frances
                  G. Herzog Charitable Foundation, Inc. with Frances G. Herzog, the Reporting Person's spouse, and Martha Yohe, the Reporting Person's mother-in-law. Frances G. Herzog, the Reporting Person's spouse, has sole power to vote, or to direct the vote, and sole power to dispose of, or to direct the deposition of, 80,000 shares owned by Frances G. Herzog. The Reporting Person disclaims any beneficial ownership of the shares owned by Frances G. Herzog and such shares are not included in this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10.          CERTIFICATION.

                  Inapplicable.

                                                               PAGE 6 OF 6 PAGES




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 1999



                                             /s/ Alan B. Herzog
                                             -----------------------------------
                                             ALAN B. HERZOG